October 16, 2024

Via EDGAR Submission

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Vireo Growth Inc.
Registration Statement on Form S-3
Filed September 24, 2024
File No. 333-282311

Dear Ms. Sheppard and Mr. McCann:

This letter is submitted in response to the comment contained in the letter dated October 4, 2024, from the Office of Life Sciences of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Amber Shimpa, Chief Executive Officer of Vireo Growth Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-3 filed on September 24, 2024 (the “Registration Statement”).

For ease of reference, the Staff’s comment is repeated below in bold italics preceding the response.

Form S-3 filed September 24, 2024
Signature Page, page II-6

1.	Please amend your registration statement to include the signature of your controller or principal accounting officer. Refer to the Instruction 1 regarding signatures on Form S-3.

Company Response:

The Company acknowledges the Staff’s comment. The Company hereby confirms that the signature of the Company’s principal accounting officer is included on page II-6 of Amendment No. 1 to the Registration Statement filed on October 16, 2024.

We appreciate the Staff’s review of the Registration Statement and trust that the foregoing has been responsive to the Staff’s comments. If the Staff has further questions, please do not hesitate to call the undersigned at (612) 999-1606.

Sincerely,

/s/ Amber Shimpa
Amber Shimpa
Chief Executive Officer and President
Vireo Growth Inc.